Filed by Asterias Biotherapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Corporation:
Asterias Biotherapeutics, Inc.
Commission File No.: 001-36646

Asterias Biotherapeutics Reports Third Quarter Results

Clinical Programs Continue to Progress
 Recent Transactions with affiliate of Novo Nordisk Increased Cash-on-Hand and Reduced Annual Operating Expenses
Recently Announced Definitive Merger Agreement with BioTime Creates Leading Cell Therapy Company

FREMONT, Calif., Nov. 9, 2018 – Asterias Biotherapeutics, Inc. (NYSE American: AST), a biotechnology company dedicated to developing cell-based therapeutics to treat neurological conditions associated with demyelination and cellular immunotherapies to treat cancer, today reported financial and operational results for the third quarter ended September 30, 2018.

On November 7, 2018, Asterias entered into a merger agreement under which Asterias will become a wholly-owned subsidiary of BioTime, Inc. (NYSE American and TASE: BTX) and each outstanding share of common stock of Asterias not already owned by BioTime will be converted into 0.71 common shares of BioTime.  The transaction is expected to close during the Company’s first quarter ending March 31, 2019, subject to the satisfaction of customary closing conditions.

Third Quarter 2018 Financial Results

Research and development expenses were $3.5 million in the third quarter. General and administrative expenses were $1.9 million in the third quarter. Total operating expenses were $5.4 million in the third quarter of 2018, compared to $8.7 million in the third quarter of 2017.

Net loss was $4.5 million, or $0.08 per share for the third quarter of 2018 compared to a net loss of $6.8 million, or $0.14 per share for the third quarter of 2017.  For the quarter ended September 30, 2018, net cash used in operating activities was $2.9 million compared to $4.5 million for the quarter ended September 30, 2017.

On September 28, 2018, the Company entered into two new agreements with an affiliate of Novo Nordisk, a multinational pharmaceutical company based in Denmark, which included a $2.0 million upfront payment that was received in early October 2018.  Following the receipt of such funds from the Novo transaction, on October 1, 2018 the Company had cash and cash equivalents of $8.5 million and $6.2 in available-for-sale securities.  The Novo transaction will also result in approximately $1.0 million of annual reduction in fixed overhead allowing Asterias to advance its development programs more cost-effectively.

Conference Call

As a result of the merger agreement with BioTime, the Company’s previously announced conference to provide an overview of the third quarter results as well as the recent corporate progress, scheduled for Monday, November 12, 2018 at 5:00pm ET have been cancelled.

About Asterias Biotherapeutics

Asterias Biotherapeutics, Inc. is a biotechnology company dedicated to developing cell-based therapeutics to treat neurological conditions associated with demyelination and cellular immunotherapies to treat cancer. Asterias is presently focused on advancing two clinical-stage programs which have the potential to address areas of very high unmet medical need in the fields of neurology and oncology. OPC1 (oligodendrocyte progenitor cells) is currently in a Phase 1/2a dose escalation clinical trial in spinal cord injury. VAC2 (antigen-presenting allogeneic dendritic cells) is an allogeneic cancer immunotherapy. The Company's research partner, Cancer Research UK, has commenced a first-in-human clinical trial of VAC2 in non-small cell lung cancer.  Asterias is also sponsoring pre-clinical work in two conditions with a demyelinating component: Multiple Sclerosis and White Matter Stroke, and is evaluating other cancer indications where its immunotherapy platform could provide therapeutic benefit. Additional information about Asterias can be found at www.asteriasbiotherapeutics.com.

FORWARD-LOOKING STATEMENTS

Statements pertaining to future financial and/or operating and/or clinical research results, future growth in research, technology, clinical development, and potential opportunities for Asterias, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management constitute forward-looking statements. Any statements that are not historical fact (including, but not limited to statements that contain words such as "will," "believes," "plans," "anticipates," "expects," "estimates") should also be considered to be forward-looking statements. Forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in the development and/or commercialization of potential products, uncertainty in the results of clinical trials or regulatory approvals, need and ability to obtain future capital, and maintenance of intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements and as such should be evaluated together with the many uncertainties that affect the businesses of Asterias, particularly those mentioned in the cautionary statements found in Asterias' filings with the Securities and Exchange Commission (the “SEC”). Asterias disclaims any intent or obligation to update these forward-looking statements.

Certain statements in this communication, including statements relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the combined company’s future financial condition performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 giving Asterias’ expectations or predictions of future financial or business performance or conditions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Asterias’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the Merger, including requisite approval by Asterias’ stockholders and shareholders, respectively, on a timely basis or at all; delay in closing the Merger; the ultimate outcome and results of integrating the operations of BioTime and Asterias and the ultimate ability to realize synergies and other benefits; business disruption following the Merger; the availability and access, in general, of funds to fund operations and necessary capital expenditures. More information on potential factors that could affect our results is included from time to time in the SEC filings and reports of Asterias, including the risks identified under the sections captioned “Risk Factors” in Asterias’ annual report on Form 10-K filed with the SEC on March 15, 2018, and Asterias’ quarterly report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 9, 2018.

IMPORTANT INFORMATION

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving BioTime and Asterias. In connection with the proposed transaction, BioTime and Asterias plan to file documents with the SEC, including the filing by BioTime of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of BioTime and Asterias plan to file with the SEC other documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BIOTIME AND ASTERIAS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY BIOTIME AND ASTERIAS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting BioTime Investor Relations at (510) 871-4188 or Asterias Investor Relations at (510) 456-3892. Investors and security holders may obtain free copies of the documents filed with the SEC on BioTime’s website at www.biotimeinc.com or Asterias’ website at www.asteriasbiotherapeutics.com or the SEC’s website at www.sec.gov.

Participants in the Solicitation

BioTime, Asterias and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of BioTime is also included in BioTime’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 29, 2018, and additional information regarding the directors and executive officers of Asterias is also included in Asterias’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2018, respectively.

Contacts:
Investor Relations
(510) 456-3892
InvestorRelations@asteriasbio.com
Or
EVC Group, Inc.
Michael Polyviou/Todd Kehrli
(732) 933-2754
mpolyviou@evcgroup.com; tkehrli@evcgroup.com